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APR 04 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~67217~~

8-17289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/11 (MM/DD/YY) AND ENDING 01/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mahler & Emerson Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. And Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert W. Mahler (212) 702-6608
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name)*

One University Plaza, Suite 311 (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 4/11

OATH OR AFFIRMATION

I, Herbert W. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mahler & Emerson Inc., as of January 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7-28-2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAHLER & EMERSON INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JANUARY 31, 2012

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


CHENKER
&
OSENBLATT
L.L.C.
Certified
Public
Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of:
Mahler & Emerson Inc.

We have audited the accompanying statement of financial condition of Mahler & Emerson Inc. as of January 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mahler & Emerson Inc. as of January 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
March 22, 2012

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Mahler & Emerson Inc.
Statement of Financial Condition
January 31, 2012

Assets

Cash	$ 140,278
Securities owned, at fair value	267,983
Other assets	2,440
Total assets	$ 410,701

Liabilities and Stockholders' Equity

Accrued expenses	$ 5,000
Total liabilities	5,000
Stockholders' Equity:	
Common stock, no par value, authorized 50,000 shares, issued and outstanding 6,437 shares	413,330
Retained earnings (deficit)	(7,629)
Total stockholders' equity	405,701
Total liabilities and stockholders' equity	$ 410,701

The accompanying notes are an integral part of the financial statements.

NOTE 1 – DESCRIPTION OF THE COMPANY

Mahler & Emerson (the "Company") was formed in 1972 as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in the State of New York on October 4, 1972.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all cash, money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Securities Owned:
Securities owned are recorded at their estimated fair value, as described in Note 3. Investments in securities are accounted for as of the settlement date.

Revenue and Expense Recognition:
All revenues are recognized as earned and when realization is reasonably assured. All expenses are recognized as incurred.

Income Taxes:
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended January 31, 2012, see note 7.

Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – DISCLOSURE OF FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820-10, which clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820-10 are as follows:

Level 1 – quoted prices in active markets for identical securities.
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments.

NOTE 3 – DISCLOSURE OF FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Company's valuation levels as of January 31, 2011:

	Securities Owned
Level 1 – Quoted prices	$ 267,983
Level 2 – Other significant observable inputs	-
Level 3 – Significant unobservable inputs	-
Total	$ 267,983

NOTE 4 – CLEARING ORGANIZATION

The Company is registered with FINRA as a fully disclosed broker/dealer. As of January 31, 2012, the Company has no customer accounts. The Company introduces its proprietary trading account to Brean Murray, Carret & Co., LLC, which in turn clears through Penson Financial Services, Inc.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At January 31, 2012, the Company had net capital of $135,274 which was $35,274 in excess of its required net capital of $100,000.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 7 – INCOME TAXES

Income tax expense consists of the following:

Current- state	$ 991
Current- city	825
Provision for income taxes	$1,816

There were no deferred income taxes as of January 31, 2011 as any amounts incurred were immaterial to the financial statements.

In accordance with the Financial Accounting Standards Board (FASB) ASC 740-10 "Accounting for Uncertainty in Income Taxes", the Company has analyzed its tax positions taken on Federal, State and City tax returns for all open tax years for the purposes of implementing ASC 740-10 and has concluded that no provision for income taxes related to uncertain tax positions is required in their financial statements.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 22, 2012, the date the financial statements were issued. Based on this evaluation, no adjustments were required to the financial statements as of January 31, 2012.